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                                                                 Exhibit 6(c)(6)
                                                                 ---------------

                    THE FIRST NATIONAL BANK OF MIFFLINTOWN
                         SALARY CONTINUATION AGREEMENT

     THIS AGREEMENT is made this 5th day of November, 2001, by and between THE FIRST NATIONAL BANK OF MIFFLINTOWN, a national banking association located in Mifflintown, Pennsylvania (the "Company") and Rich R. Leitzel (the "Executive").

                                 INTRODUCTION

     To encourage the Executive to remain an employee of the Company, the Company is willing to provide salary continuation benefits to the Executive. The Company will pay the benefits from its general assets.

                                   AGREEMENT

     The Executive and the Company agree as follows:

                                   Article I
                                  Definitions

     Whenever used in this Agreement, the following words and phrases shall have the meanings specified:

          1.1  "Change of Control" shall mean any of the following:

              (A) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934 (the "Exchange Act"), other than the Corporation, a subsidiary of the Corporation, an employee benefit plan (or related trust) of the Corporation or a direct or indirect subsidiary of the Corporation, or affiliates of the Corporation (as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner (as determined pursuant to Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing more than 20 % of the combined voting power of the Corporation's then outstanding securities or announces a tender offer or exchange offer for securities of the Corporation representing more than 20% of the combined voting power of the Corporation's then outstanding securities; or

              (B) the occurrence of, or execution of an agreement providing for, a reorganization, merger, consolidation or other similar transaction or connected series of transactions of the Corporation as a result of which either (a) the Corporation does not survive or (b) pursuant to which shares of the Corporation common stock ("Common Stock") would be
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          converted into cash, securities or other property, unless, in case of either (a) or (b), the holders of Corporation Common Stock immediately prior to such transaction will, following the consummation of the transaction, beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation surviving, continuing or resulting from such transaction; or

              (C) the liquidation or dissolution of the Corporation or the Company or the occurrence of, or execution of an agreement providing for, a sale of all or substantially all of the assets of the Corporation or the Company to an entity which is not a direct or indirect subsidiary of the Corporation; or

              (D) the occurrence of, or execution of an agreement providing for, a reorganization, merger, consolidation, or similar transaction of the Corporation, or before any connected series of such transactions, if, upon consummation of such transaction or transactions, the persons who are members of the Board of Directors of the Corporation immediately before such transaction or transactions cease or, in the case of the execution of an agreement for such transaction or transactions, it is contemplated in such agreement that upon consummation such persons would cease, to constitute a majority of the Board of Directors of the Corporation or, in a case where the Corporation does not survive in such transaction, of the corporation surviving, continuing or resulting from such transaction or transactions; or

              (E) any other event which is at any time designated as a "Change of Control" for purposes of this Agreement by a resolution adopted by the Board of Directors of the Corporation with the affirmative vote of a majority of the non-employee directors in office at the time the resolution is adopted; in the event any such resolution is adopted, the Change of Control event specified thereby shall be deemed incorporated herein by reference and thereafter may not be amended, modified or revoked without the written agreement of Executive; or

              (F) during any period of two consecutive years during the term of this Agreement, individuals who at the beginning of such period constitute the Board of Directors of the Company or Corporation cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of the period, provided however this provision shall not apply in the event two-thirds of the Board of Directors at the beginning of a period no

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          longer are directors due to death, normal retirement, or other circumstances not related to a Change in Control.

          Notwithstanding anything else to the contrary set forth in this Agreement, if (i) an agreement is executed by the Corporation or the Company providing for any of the transactions or events constituting a Change of Control pursuant to this Section 1.1.1, and the agreement subsequently expires or is terminated without the transaction or event being consummated, and (ii) Executive's employment has not terminated prior to such expiration or termination, for purposes of this Agreement it shall be as though such agreement was never executed and no Change of Control event shall be deemed to have occurred as a result of the execution of such agreement.

          1.2  "Code" means the Internal Revenue Code of 1986, as amended.

          1.3  "Corporation" means First Community Financial Corporation.

          1.4 "Disability" means the Executive suffering a sickness, accident or injury which, in the judgment of a physician satisfactory to the Company, prevents the Executive from performing substantially all of the Executive's normal duties for the Company. As a condition to any benefits, the Company may require the Executive to submit to such physical or mental evaluations and tests as the Company's Board of Directors deems appropriate.

          1.5 "Early Retirement Date" means the month, day and year in which Early Retirement occurs.

          1.6 "Early Termination " means the Termination of Employment before Normal Retirement Age for reasons other than death, Disability, Termination for Cause or following a Change of Control.

          1.7 "Early Termination Date" means the date of the Executive's Early Termination.

          1.8  "Effective Date" means __________, 2001.

          1.9  "Normal Retirement Age" means the Executive's 65`" birthday.

          1.10 "Normal Retirement Date" means the first day of the month following the date on which the Executive's Termination of Employment occurs following his attainment of Normal Retirement Age for reasons other than death or disability.

          1.11 "Plan Year" means a twelve-month period commencing on the effective date of this Agreement.

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          1.12  "Termination for Cause" See Section 5.2.

          1.13 "Termination of Employment" means that the Executive ceases to be employed by the Company for any reason whatsoever other than by reason of a leave of absence which is approved by the Company. For purposes of this Agreement, if there is a dispute over the employment status of the Executive or the date of the Executive's Termination of Employment, the Company shall have the sole and absolute right to decide the dispute.

          1.14 "Years of Service" means the total number of continuous years of employment with the Corporation or any of its subsidiaries, inclusive of any approved leaves of absence.

                                   Article 2
                               Lifetime Benefits

     2.1 Annual Normal Retirement Benefit. Subject to the general limitations of Article 5, commencing on the Executive's Normal Retirement Date, the Company shall pay to the Executive an annual benefit described in this Section 2.1 in lieu of any other benefit under this Agreement.

          2.1.1 Amount of Benefit. The first year annual Normal Retirement Benefit to be paid to Executive under this Section 2.1 shall be $24,000 (twenty-four thousand dollars). The Company may increase the annual benefit under this Section 2.1 at the sole and absolute discretion of the Company's Board of Directors. Any increase in the annual benefit shall require the recalculation of all the amounts on Schedule A attached hereto. The annual benefit amounts on Schedule A are calculated by amortizing the annual normal retirement benefit using the interest method of accounting, an 7.00% discount rate, monthly compounding and monthly payments.

          2.1.2 Payment of Benefit. The Company shall pay the annual Normal Retirement Benefit to the Executive in 12 equal monthly installments payable on the first day of each month commencing with the month following the Executive's Normal Retirement Date and continuing for 179 additional months.

          2.1.3 Benefit Increases. Commencing on the first anniversary of the first benefit payment, and continuing on each subsequent anniversary, the Company's Board of Directors, in its sole discretion, may increase the benefit.

     2.2 Early Termination Benefit. Upon Early Termination, the Company shall pay to the Executive the benefit described in Section 2.2 in lieu of any other benefit under this Agreement, subject to the general limitations of Article 5.

          2.2.1 Amount of Benefit. The annual Early Termination Benefit to be paid to Executive under this Section 2.2 shall be the benefit amount set forth in Schedule A, Column B for the Plan Year ending immediately prior to the Executive's Early

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     Termination Date. Commencing on the first anniversary of the first Early
     Termination Benefit payment, and continuing on each subsequent anniversary, the Early Termination benefit may be increased by 3.5 percent, at the sole and absolute discretion of the Company's Board of Directors.

          2.2.2 Payment of Benefit. The Company shall pay the annual Early Termination Benefit to the Executive in 12 equal monthly installments, payable on the first day of each month following Normal Retirement Age. The annual benefit shall be paid to Executive for a term of fifteen (15) years.

     2.3 Disability Benefit. If the Executive's employment with the Company terminates prior to Normal Retirement Age due to Disability, the Company shall pay to the Executive the benefit described in this Section 2.3 in lieu of any other benefit under this Agreement.

          2.3.1 Amount of Benefit. The Disability Benefit to be paid to Executive pursuant to this Section 2.3 shall be a lump sum amount equal to the Accrued Benefit set forth in Schedule A, Column A, for the Plan Year ending immediately prior to the date in which Termination of Employment occurs due to Disability.

          2.3.2 Payment of Benefit. The Company shall pay the benefit to the Executive in a lump sum within 90 days after the date of the Executive's termination of employment due to Disability.

          2.3.3 Benefit Increases. Benefit payments may be increased at the sole discretion of the Company's Board of Directors.

     2.4 Change of Control Annual Benefit. If the Executive is in the active service of the Company at the time of a Change of Control and does not resign his employment with the Company prior to the consummation of the transaction which constitutes the Change in Control, the Company shall pay to the Executive the benefit described in this Section 2.4 in lieu of any other benefit under this Agreement.

          2.4.1 Amount of Benefit. The Immediate Annual Benefit to be paid hereunder, shall be the annual benefit amount set forth in Schedule A for the Plan Year ending immediately prior to the Plan Year in which the Termination of Employment occurs.

          2.4.2 Payment of Benefit. The Company shall pay the Immediate Annual Benefit to the Executive in 12 equal monthly installments on the first day of each month commencing with the month following the Termination of Employment and continuing for 170 additional months.

                                   Article 3
                                Death Benefits

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     3.1  Death During Active Service.  If the Executive dies while in the active service of the Company, the Company shall pay to the Executive's beneficiary the Benefit as described in this Section 3.1. This Benefit shall be paid in lieu of the payment of benefits to Executive under Article 2.

          3.1.1 Amount of Benefit. The amount of Annual Death Benefit under this Section 3.1 is set forth on Schedule A.

          3.1.2 Payment of Benefit. The Company shall pay the annual Benefit to the beneficiary in 12 equal monthly installments on the first day of each month commencing with the month following receipt of the Executive's valid death certificate and continuing for 179 additional months.

     3.2 Death During Lifetime Benefit Period. If the Executive dies after the Company has commenced paying any of the Lifetime Benefits described in Article 2 of this Agreement but before all such payments have been made, the Company shall pay the remaining benefits to the Executive's beneficiary for the remaining term at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

     3.3 Death Following Termination of Employment But Before Benefits Commence. If the Executive is entitled to Lifetime Benefits under this Agreement, but dies before the Company has commenced paying any of the Lifetime Benefits described in Article 2 of this Agreement, the Company shall pay to the Executive's beneficiary the same benefits, in the same manner they would have been paid to the Executive had the Executive survived, provided however, said benefit payments will commence on the first day of the month following the receipt of the Executive's valid death certificate.

                                   Article 4
                                 Beneficiaries

     4.1 Beneficiary Designations. The Executive shall designate a beneficiary by filing a written beneficiary designation with the Company. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will only be effective if signed by the Executive and accepted by the Company during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments or remaining payments shall be made to the Executive's estate.

     4.2 Facility of Payment. If a benefit is payable to a minor, to a person declared incapacitated, or to a person incapable of handling the disposition of his or her property, the Company may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incapacitated person or incapable person. The Company may require proof of incapacity, minority or guardianship as it may deem appropriate prior to distribution of

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the benefit. Such distribution shall completely discharge the Company from all liability with respect to such benefit.

                                   Article 5
                              General Limitations

     5.1 Excess Parachute or Golden Parachute Payment. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement tot the extent the benefit would be an excess parachute payment under Section 2806 of the Code or would be a prohibited golden parachute payment pursuant to 12 C.F.R. 359.2 and for which the appropriate federal banking agency has not given written consent to pay pursuant to 12 C.F.R. 3359.4.

     5.2 Termination for Cause. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement, if the Company terminates the Executive's employment for:

          (a) Gross negligence or gross neglect of duties;

          (b) Commission of a felony or of a gross misdemeanor involving moral turpitude; or

          (c) Fraud, disloyalty, dishonesty or willful violation of any law or significant Company policy committed in connection with the Executive's employment and resulting in an adverse effect on the Company.

     5.3 Removal. Notwithstanding any provision of this Agreement to the contrary, the Company shall not pay any benefit under this Agreement if the Executive is subject to a final removal or prohibition order issued by an appropriate federal banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

     5.4 Competition. No benefits shall be payable if the Executive, without the prior written consent of the Company, violates any of the following described restrictive covenants.

          5.4.1 Non-compete Provision. The Executive shall not, for the term of this Agreement and until all benefits have been distributed, directly or indirectly, either as an individual or as a proprietor, stockholder, partner, officer, director, employee, agent, consultant or independent contractor of any individual, partnership, corporation or other entity (excluding an ownership interest of five percent (5%) or less in the stock of a publicly traded company):

                 (i) become employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any bank, savings and loan or any financial institution, as that term is defined in the Gramm-Leach-Bliley Act of 1999, Pub. L. 106-102, that has its main office, a branch office, or conducts any

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                       business within a twenty-five (25) mile radius of
                       Mifflintown, Pennsylvania; or

                 (ii) participate in any way in hiring or otherwise engaging, or assisting any other person or entity in hiring or otherwise engaging, on a temporary, part-time or permanent basis, any individual who was employed by the Corporation or any of its subsidiaries during the three
                       (3) year period immediately prior to the termination of Executive's employment; or

                 (iii) assist, advise, or serve in any capacity, representative or otherwise, any third party in any action against the Corporation or any of its subsidiaries or transaction involving the Corporation or any of its subsidiaries; or

                 (iv) sell, offer to sell, provide banking or other financial services, assist any other person in selling or providing banking or financial services, or solicit or complete for, either directly or indirectly, any orders, contract, or accounts for services of a kind or nature like or substantially similar to the services performed or products sold by the Corporation or any of its subsidiaries (the preceding hereinafter referred to as "Services"), to or from any person or entity from whom the Executive or the Corporation or any of its subsidiaries provided banking or other financial services, sold, offered to sell or solicited orders, contracts or accounts for Services during the three (3) year period immediately prior to the termination or Executive's employment; or

                 (v) divulge, disclose or communicate to others in any manner whatsoever, any confidential information of the Corporation or any of its subsidiaries, including, but not limited to, the names and addresses of customers of the Corporation or any of its subsidiaries, as they may have existed from time to time or of any of the Corporation's or any of its subsidiaries' prospective customers, work performed or services rendered for any customer, any method and/or procedures relating to projects or other work developed for the Corporation or any of its subsidiaries, earnings or other information concerning the Corporation or any of its subsidiaries. The restrictions contained in this subparagraph (v) apply to all information regarding the Corporation or any of its subsidiaries unless and until it becomes known to the general public from sources other than the Executive.

          5.4.2 Judicial Remedies. In the event of a breach or threatened breach by the Executive of any provision of these restrictions, the Executive recognizes the substantial and immediate harm that a breach or threatened breach will impose upon the Corporation

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     or any of its subsidiaries, and further recognizes that in such event monetary damages may be inadequate to fully protect the Corporation or any of its subsidiaries. Accordingly, in the event of a breach or threatened breach of this Agreement, the Executive consents to the Corporation's or any of its subsidiaries' entitlement to such ex parte, preliminary, interlocutory, temporary or permanent injunctive, or any other equitable relief, protecting and fully enforcing the Corporation's or any of its subsidiaries' rights hereunder and preventing the Executive from further breaching any of his or her obligations set forth herein. The Executive expressly waives any requirement, based on any statute, rule of procedure, or other source, tht the Corporation or any of its subsidiaries post s bond as a condition of obtaining any of the above-described remedies. Nothing herein shall be construed as prohibiting the Corporation or any of its subsidiaries from pursuing any other remedies available to the Corporation or any of its subsidiaries at law or in equity for such breach or threatened breach, including the recovery of damages from the Executive. The Executive expressly acknowledges and agrees that: (I) the restrictions set forth in Section 5.4.1 are reasonable in terms of scope, duration, geographic area, and otherwise, (ii) the protections afforded the Corporation or any of its subsidiaries in Section 5.4.1 are necessary to protect its legitimate business interest, (iii) the restrictions set forth in Section 5.4.1 will not be materially adverse to the Executive's employment with the Company, and (iv) his or her agreement to observe such restrictions forms a material part of the consideration for this Agreement.

          5.4.3 Overbreadth of Restrictive Covenant. It is the intention of the parties atht if any restrictive covenant in this Agreement is determined by a court of competent jurisdiction to be overly broad, then the court should enforce such restrictive covenant to the maximum extent permitted under the law as to area, breadth and duration.

          5.4.4 The non-compete provision detailed in Section 5.4.1 shall not be enforceable following a Change of Control.

     5.5 Suicide or Misstatement. No benefits shall be payable if the Executive commits suicide within two years after the date of this Agreement, or if the insurance company denies coverage for material misstatement of fact made by the Executive on any application for life insurance purchased by the Company, or any other reason; provided, however that the company shall evaluate the reason for denial, and upon advice of legal counsel and in its sole discretion, consider judicially challenging any denial. The Company shall have no liability to the Executive for any denial of coverage by the insurance company.

                                   Article 6
                               Claims Procedures

     Any dispute, controversy or claim arising out of or under this agreement or its performance shall first be negotiated by the parties, and if an acceptable resolution does not result, shall be submitted to arbitration which shall be exclusive, final, binding and conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA"). Each party shall bear the fees and expenses of its counsel and witnesses, and the cost of the arbitration shall be borne as set forth in the award, or in the absence of an award or a

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specific determination by the arbitrator or agreement of the parties, shall be borne equally by the parties. At any time before the arbitrator has served upon the parties a written award, the parties may resolve the dispute by settlement, whereupon they shall direct the arbitrator to cease his or her deliberations and render a final accounting of fees and expenses to be paid by the parties in accordance with the foregoing. Any decision of the arbitrator may be entered as a judgment in any court of competent jurisdiction and may be enforced as such in accordance with the provisions of the award. This agreement to arbitrate shall be specifically enforceable by the parties, and they confirm that they intend that all disputes, controversies or claims of any kind be arbitrated. Arbitration proceedings shall be held in Mifflintown, Pennsylvania or in such other locale on which the parties may mutually agree.

                                   Article 7
                          Amendments and Termination

     This Agreement may be amended or terminated only by a written agreement signed by the Company and the Executive, except as provided in Article 5.

                                   Article 8
                                 Miscellaneous

     8.1 Binding Effect. This Agreement shall bind the Executive and the Company, and their respective beneficiaries, survivors, executors, successors, administrators and transferees.

     8.2 No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Company, nor does it interfere with the Company's right to discharge the Executive. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

     8.3 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached or encumbered in any manner.

     8.4 Tax Withholding. The Company shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement.

     8.5 Applicable Law. The Agreement and all rights hereunder shall be governed by the laws of the Commonwealth of Pennsylvania, except to the extent preempted by the laws of the United States of America.

     8.6  Reorganization.   The Company shall not merge or consolidate into or
with another company or reorganize, or sell substantially all of its assets to another company, firm or person unless such succeeding or continuing company, firm or person agrees to assume and discharge the obligations of the Company.

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     8.7   Unfunded Arrangement.  The Executive and beneficiary are general unsecured creditors of the Company for the payment of benefits under this Agreement. The benefits represent the mere promise by the Company to pay such benefits. The rights to benefits are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Company to which the Executive and beneficiary have no preferred or secured claim.

     8.8 Recovery of Estate Taxes. If the Executive's gross estate for federal estate tax purposes includes any amount determined by reference to and on account of this Agreement, and if the beneficiary is other than the Executive's estate, then the Executive's estate shall be entitled to receive from the beneficiary receiving such benefit under the terms of this Agreement, an amount by which the total estate tax due by the Executive's estate, exceeds the total estate tax which would have been payable if the value of such benefit had not been included in the Executive's gross estate. If there is more than one person receiving such benefit, the right of recovery shall be against each such person. In the event the beneficiary has a liability hereunder, the beneficiary may petition the Company for a lump sum payment in an amount not to exceed the beneficiary's liability hereunder.

     8.9. Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Executive as to the subject matter hereof. No rights are granted to the Executive by virtue of this Agreement other than those specifically set forth herein. This Agreement does not supersede or replace any other benefit or agreement between the Executive and the Company.

     8.10 Administration. The Company shall have powers which are necessary to administer this Agreement, including but not limited to:

           8.10.1  Interpreting the provisions of the Agreement;

           8.10.2 Establishing and revising the method of accounting for the Agreement;

           8.10.3  Maintaining a record of benefit payments; and

           8.10.4 Establishing rules and prescribing any forms necessary or desirable to administer the Agreement.

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     IN WITNESS WHEREOF, the Executive and a duly authorized Company officer have signed this Agreement.

EXECUTIVE:                          COMPANY:

                                    THE FIRST NATIONAL BANK OF MIFFLINTOWN

   /s/ Rich R. Leitzel              By:     /s/ James R. McLaughlin
----------------------                  -------------------------------------
Rich R. Leitzel                     Title:     President
                                           -------------------------

     By execution hereof, First Community Financial Corporation consents and agrees to be bound by the terms and conditions of this Agreement.

ATTEST:                             CORPORATION:

                                    FIRST COMMUNITY FINANCIAL CORPORATION

    /s/ Renee Williamson            By:     James R. McLaughlin
---------------------------------       ------------------------------------
(Assistant) Secretary               Title:   President
                                           -------------------------

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